EXHIBIT 99.5

FORTUNA SILVER MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

As at March 23, 2011

(Expressed in thousands of United States Dollars, unless otherwise stated)

Independent Auditor’s Report

To the Shareholders of Fortuna Silver Mines Inc.

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fortuna Silver Mines Inc. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
March 23, 2011
Vancouver, Canada

FORTUNA SILVER MINES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2010	2009
ASSETS
CURRENT
Cash and cash equivalents		$70,298	$30,763
Short term investments	4	20,509	6,034
Accounts receivable and prepaid expenses	6	13,454	8,635
GST/HST and value added tax receivables		3,542	601
Inventories	7	4,034	2,329
		111,837	48,362

DEPOSITS ON LONG TERM ASSETS	8	4,533	16
PROPERTY, PLANT AND EQUIPMENT	9	35,763	17,233
MINERAL PROPERTIES	10	91,050	74,127
		$243,183	$139,738

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11	$13,496	$8,083
Due to related parties	12	40	49
Derivatives	5	133	3,055
Current portion of long term liability	13 a)	1,083	1,038
		14,752	12,225

LONG TERM LIABILITY	13	3,166	1,454
ASSET RETIREMENT OBLIGATION	14	4,924	2,529
FUTURE INCOME TAX LIABILITY	15	14,333	10,973
		37,175	27,181
SHAREHOLDERS’ EQUITY
SHARE CAPITAL		180,403	104,701
CONTRIBUTED SURPLUS		11,116	14,315
RETAINED EARNINGS (DEFICIT)		3,597	(9,357)
ACCUMULATED OTHER COMPREHENSIVE INCOME		10,892	2,898
		14,489	(6,459)
		206,008	112,557
		$243,183	$139,738

Commitments and contingencies	18
Subsequent event	22

APPROVED BY THE DIRECTORS:

”Jorge Ganoza Durant”	, Director	“Robert R. Gilmore”	, Director
Jorge Ganoza Durant		Robert R. Gilmore

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes	2010	2009
Sales		$74,056	$51,428
Cost of sales		22,270	17,755
Depletion, depreciation and accretion		6,859	5,944
MINE OPERATING INCOME		44,927	27,729

Selling, general and administrative expenses	12	14,789	9,558
Stock-based compensation (recovery) expense	16 c)	(416)	2,707
Write-off of deferred exploration costs		443	1,081
		14,816	13,346

OPERATING INCOME		30,111	14,383

Interest and other (expenses) income		(379)	433
Interest and finance (expenses)		(544)	(160)
Net gain (loss) on commodity contracts		736	(7,356)
(Loss) on disposal of property, plant and equipment		(27)	(101)
(Loss) on disposal of mineral property		(100)	-
(Loss) on disposal of investment		(119)	(236)
Foreign exchange (loss)		(2,703)	(651)
		(3,136)	(8,071)
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST		26,975	6,312

Income tax provision	15	14,020	5,869
Non-controlling interest		-	(180)
NET INCOME FOR THE YEAR		$12,955	$623

Earnings per Share - Basic		$0.12	$0.01
Earnings per Share - Diluted		$0.12	$0.01
Weighted average number of shares outstanding - Basic		108,120,452	91,802,881
Weighted average number of shares outstanding - Diluted		110,564,767	91,802,881

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	2010	2009
Net income for the year	$12,955	$623
Other comprehensive income
Unrealized gain on available for sale long term investments, net of taxes	-	148
Transfer of unrealized loss to realized loss upon derecognition of available for sale long term
investment, net of taxes	-	462
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes	2,100	-
Unrealized gain on translation of functional currency to reporting currency	5,895	13,400
Other comprehensive income	7,994	14,010
Comprehensive income for the year	$20,949	$14,633

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2010	2009
OPERATING ACTIVITIES
Net income for the year		$12,955	$623
Items not involving cash
Depletion and depreciation		6,896	5,858
Accretion expense		185	150
Future income tax		3,080	794
Stock-based compensation (recovery) expense		(416)	2,707
Unrealized (gain) loss on commodity contracts		(2,922)	4,473
Non-controlling interest		-	(180)
Write-off of deferred exploration costs		443	1,081
Loss on disposal of equipment		27	101
Loss on disposal of investments		119	236
Loss on disposal of mineral property		100	-
Unrealized foreign exchange loss		1,726	67
		22,193	15,910
Changes in non-cash working capital items
Accounts receivable and prepaid expenses		(4,908)	(5,073)
Inventories		(1,537)	(313)
Accounts payable and accrued liabilities		5,372	3,158
Due to related parties		(11)	4
Net cash provided by operating activities		21,109	13,686

INVESTING ACTIVITIES
Costs relating to the acquisition of Continuum	3	-	(162)
Short term investments		(13,858)	(5,990)
Mineral property expenditures		(16,595)	(11,023)
(Payments) receipts of value added taxes on purchase of
property, plant and equipment		(2,915)	2,897
Acquisition of property, plant and equipment		(19,816)	(3,098)
Deposits on long term assets		(4,290)	96
Proceeds on disposal of equipment		68	47
Acquisition of long term investments		-	(235)
Proceeds on disposal of long term investments		-	489
Proceeds on disposal of mineral property		13	-
Net cash used in investing activities		(57,393)	(16,979)

FINANCING ACTIVITIES
Net proceeds on issuance of common shares		74,922	1,025
Repayment of capital lease obligations		(1,231)	(976)
Net cash provided by financing activities		73,691	49

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		37,407	(3,244)

Effect of exchange rate changes on cash		2,128	4,553

Cash and cash equivalents - beginning of year		30,763	29,454

CASH AND CASH EQUIVALENTS - END OF YEAR		$70,298	$30,763

Supplemental cash flow information	21

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTSOFSHAREHOLDERS’ EQUITY
(Expressed in thousands of US Dollars, except for share amounts)

	Share Capital
	Shares	Amount	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss) ("AOCI")	Total Retained Earnings (Deficit) and AOCI	Total Shareholders' Equity
Balance - December 31, 2008	$85,331,659	98,206	$11,854	$(9,980)	$(11,112)	$(21,092)	88,968
Exercise ofoptions	389,000	281	-	-	-	-	281
Exercise of warrants	2,475,355	776	-	-	-	-	776
Issuance of shares fo rproperty	6,786,674	5,192	-	-	-	-	5,192
Cancellation of fractional shares	(36)	-	-	-	-	-	-
Transfer of contributed surplus on exercise of options	-	246	(246)	-	-	-	-
Stock-based compensation	-	-	2,707	-	-	-	2,707
Income for the year	-	-	-	623	-	623	623
Unrealized gain on available for sale long term investments	-	-	-	-	148	148	148
Transfer of unrealized loss to realized loss upon derecognition of
available for sale long-term investment,net of taxes	-	-	-	-	462	462	462
Unrealized gain on translation of functional currency to reporting
currency	-	-	-	-	13,400	13,400	13,400
Balance - December 31, 2009	$94,982,652	104,701	$14,315	$(9,357)	$2,898	$(6,459)	112,557
Issuance of shares under bought deal financing, net of issuance costs	26,507,500	73,919	-	-	-	-	73,919
Exercise of options	999,500	1,004	-	-	-	-	1,004
Issuance of shares for property	7,813	20	-	-	-	-	20
Transfer of contributed surplus on exercise of options	-	759	(759)	-	-	-	-
Stock-based compensation	-	-	(2,440)	-	-	-	(2,440)
Income for the period	-	-	-	12,955	-	12,955	12,955
Transfer of unrealized loss to realized loss upon reduction of net
investment, net of taxes	-	-	-	-	2,100	2,100	2,100
Unrealized gain on translation of functional currency to reporting
currency	-	-	-	-	5,895	5,895	5,895
Balance - December 31, 2010	$122,497,465	$180,403	$11,116	$3,597	$10,892	$14,489	$206,008

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.	Nature of Operations

Fortuna Silver Mines Inc. (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, and processing.  The Company operates the Caylloma silver/zinc/lead/copper mine in southern Peru and is currently developing the San Jose silver/gold project in Mexico.

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and presented in US dollars.  The consolidated financial statements include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); and Fortuna Silver Mines Peru S.A.C.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

b)	Change in Reporting Currency

Effective January 1, 2009, the Company changed its reporting currency to the US dollar.  The change in reporting currency better reflects the Company’s business activities and improves investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  Prior to January 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD).

In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (“CICA”), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method.  Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

c)	Adoption of New Accounting Standards

The Company has not adopted any new accounting standards during the current year.  The Company is adopting International Financial Reporting Standards (“IFRS”) effective January 1, 2011.  Refer to Note 2 v).

d)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The most significant estimates are: quantities of proven and probable silver reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral properties, property, plant and equipment, investments in non-producing properties, revenue recognition, stock-based compensation, unrealized gains and losses on commodity contracts, fair value of assets and liabilities acquired in a business combination, and taxes.

e)	Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract and final commodity prices are set on a specified quotational period, either one or three months after delivery at the option of the customer.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.  Variations recorded between the price recorded at the time of provisional settlement and the actual final price are caused by changes in metal prices.

f)	Cash and Cash Equivalents

Cash and cash equivalents which are designated as held-for-trading financial assets and measured at fair value, include cash on hand and demand deposits.

g)	Short term Investments

Short term investments, which are designated as held-for-trading financial assets and measured at fair value, include bank notes, guaranteed investment certificates, term deposits, and money market instruments with maturities, of 91 days to one year, from the date of acquisition.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

h)	Deposits on Long Term Assets

Deposits on long term assets consist of advance payments to construction contractors and equipment providers and other receivables which have a maturity period of greater than one year.

i)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over the estimated economic life of the asset on a straight line basis as follows:

Buildings, mine site	Life of mine
Buildings, other	6 - 20 years
Machinery and equipment	3 - 8 years or Life of mine
Furniture and other equipment	3 - 13 years
Transport units	4 - 5 years

The expected remaining life of Caylloma mine as at December 31, 2010 is 9.3 years.

Land is not depreciated.  Equipment under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, is depreciated over 8 to 18 months.

j)	Depletion and Mineral Properties Cost

The Company defers the cost of acquiring, maintaining its interest, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  General exploration costs that do not relate to a property where the Company has a vested interest are expensed as incurred.  Costs of producing properties are depleted on a unit-of-production basis over proven and probable reserves and costs of abandoned properties are written-off.  Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

j)	Depletion and Mineral Properties Cost (continued)

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred.  Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.  The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including location relative to existing infrastructure, the property’s stage of development, geological controls, and metal prices.  If a mineable ore body is discovered, such costs are amortized when production commences.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.  In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments are capitalized with mineral property costs relating to the property or expensed if the exploration costs have been expensed according to our accounting policy.  If the Company recovers amounts that have been deferred, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

k)	Operational Mining Properties and Mine Development

For operating mines all exploration within the mineral deposit is capitalized and depleted on a unit-of-production basis over proven and probable reserves as part of the production cost.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production.  Any revenues earned during this period are recorded as a reduction in deferred commissioning costs.  These costs are depleted using the units-of-production method over the life of the mine, commencing on the date of commercial service.

l)	Asset Impairment

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and producing and non-producing properties.  An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.  Future cash flows are based on recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

l)	Asset Impairment (continued)

Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations.  In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups.  Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

m)	Asset Retirement Obligation

The fair value of an obligation associated with the retirement of a tangible long-lived asset is recorded in the period in which it is incurred and a reasonable estimate of the fair value can be made, with a corresponding increase to the carrying amount of the related asset.  The liability is accreted over time for changes in the fair value of the liability through charges, which are included in depletion, depreciation, and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related assets.

n)	Inventories

Inventories include metals contained in concentrates, stockpile ores, materials, and supplies.  The classification of metals inventory is determined by the stage at which the ore is in the production process.  Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Mined material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

o)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to loss carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carryforwards.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

p)	Stock-based Compensation

i.	Stock Option Plan

The Company records all stock-based compensation relating to options granted using the fair value method such that stock-based payments are measured at fair value and expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

ii.	Deferred Share Unit Plan (“DSU”)

The Company’s DSU compensation liability is accounted for based on the number of units outstanding and the market value of the Company’s common shares at the balance sheet date.  The year-over-year change in the deferred share unit compensation liability is recognized in operating income.

iii.	Restricted Share Unit Plan (“RSU”)

The Company recognizes a compensation cost in operating income on a prescribed vesting basis for each RSU granted equal to the market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the market value until the end of the performance date.  The cumulative effect of the change in market value is recognized in operating income in the period of change.

q)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

The diluted earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents.  The dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

r)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. On January 1, 2009, the Company changed its reporting currency to the US dollar.

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate prevailing at that date. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of certain subsidiaries, which are considered to be integrated operations, are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

The accounts of other subsidiaries are translated using the current rate method. Assets and liabilities are translated into US dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in comprehensive income.  Revenues and expenses are translated at average exchange rates for the period.

s)	Financial Instruments

All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables, and other financial liabilities, and these are all measured at amortized cost. The carrying value of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of those instruments.  Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification.  Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise. Available- for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other than-temporary impairment. Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income. Also, transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost, unless the financial instrument is classified as held-for-trading or other liabilities, in which case the transaction costs are recognized immediately in net income (loss).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

s)	Financial Instruments (continued)

Financial and non-financial derivative instruments are measured at fair value and recorded as either assets or liabilities. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income (loss) for the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855. Fair values for the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	Held-for-trading	Fair value
Short Term Investments	Held-for-trading	Fair value
Accounts Receivable	Loans and receivables	Amortized cost

Long Term Receivables	Loans and receivables	Amortized cost

Derivatives	Held-for-trading	Fair value

Accounts Payable and Accrued Liabilities	Other liabilities	Amortized cost
Due to Related Parties	Other liabilities	Amortized cost

Long Term Liability	Other liabilities	Amortized cost

t)	Derivatives and Trading Activities

The Company employs metals contracts, including forward contracts to manage exposure to fluctuations in metal prices.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.

All derivative instruments are recorded on the balance sheet at fair value. Unrealized gains and losses on derivative instruments are marked to market at the end of each accounting period with the results included in gain or loss on commodity and foreign currency contracts in the Consolidated Statement of Operations.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

u)	Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.  In particular, Long Term Investments and Receivables are now included in Deposits on Long Term Assets.

v)	Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following will have an impact on the Company:

Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

3.	Acquisition of mining interest

On March 6, 2009, the Company closed the acquisition of all the issued and outstanding shares of Continuum which had 124,037,920 shares outstanding as of March 6, 2009.  The Company agreed to issue to the Continuum shareholders a total of 6,995,738 shares, which is an exchange ratio of approximately 0.0564 of a share of the Company for every one Continuum share held.

As Fortuna held 3,706,250 common shares of the issued and outstanding share capital of Continuum as at March 6, 2009, those shares were cancelled and Fortuna issued a total of 6,786,674 shares to the Continuum shareholders other than Fortuna.  As a result of the acquisition of Continuum, Fortuna now owns 100% of the San Jose Project in Oaxaca, Mexico.

The acquisition is being accounted for as a purchase of assets.  The following calculations include the fair value of Fortuna shares issued, based on the issuance of 6,786,674 Fortuna shares at CAD$0.98 per share for consideration of $5,194 (CAD$6,651).  A valuation date of March 6, 2009 was determined for the share value.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

3.           Acquisition of mining interest (continued)

The difference between the purchase consideration and the fair values of Continuum’s other assets and liabilities has been allocated to “Mineral properties”.  The fair value of all identifiable assets and liabilities acquired was determined by a valuation effective March 6, 2009.  No future tax asset has been recorded.  The resulting “negative” purchase price discrepancy would have resulted in a future tax asset as it is more likely than not that this will not be recovered.

The purchase price allocation is as follows:

Purchase price
6,786,674 common shares of Fortuna	$5,194
Acquisition costs	113
Loan to Continuum	3,184
Cost of shares previously acquired	130
Total purchase price	$8,621

Purchase price allocation
Net assets acquired:
Cash received	$5
Property, plant & equipment	6
Mineral property interests	8,749
Accounts payable and accrued liabilities	(139)
Net identifiable assets of Continuum	$8,621

Included as part of the mineral property interests purchased was the Predilecta project in Mexico with a value of $87 at acquisition date.

As a result of the acquisition of Continuum, the non-controlling interest previously in Cuzcatlan was eliminated.

4.	Short Term Investments

	December 31, 2010		December 31, 2009
Held-for-Trading	Fair Value	Cost	Fair Value	Cost
Short term investments	$20,509	$20,509	$6,034	$6,034
	$20,509	$20,509	$6,034	$6,034

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

5.	Derivatives

The Company enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  Additionally, for the unhedged balance of production, the Company enters regularly into short term forward and option metal contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.

The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures.

The contracts are spread evenly over the periods shown below with settlement occurring on a monthly basis.  No initial premium associated with these trades has been paid.

As at December 31, 2010, the Company had the following contracts outstanding:

Type of contract	Metal	Total tonnage (t) or ounces (oz)	Settlement period	Price/t or Price/oz
Forward sale	Lead	210 t	March 2011	$2,500/t
Forward sale	Zinc	240 t	March 2011	$2,415/t
Long put	Silver	90,000 oz	January 2011	$28.00/oz
Short call	Silver	90,000 oz	January 2011	$32.10/oz
Long put	Silver	50,000 oz	January 2011	$29.00/oz
Short call	Silver	50,000 oz	January 2011	$31.70/oz

As at December 31, 2009 the main contracts outstanding were the following:

Type of contract	Metal	Total tonnage (t)	Settlement period	Price/t
Forward sale	Lead	1,800	Jan 2010 – Jun 2010	US$1,910/t
Forward sale	Zinc	1,050	Jan 2010 – Jun 2010	US$1,787/t
Long put	Zinc	2,100	Jan 2010 – Jun 2010	US$2,000/t
Short call	Zinc	2,100	Jan 2010 – Jun 2010	US$3,010/t
Long put	Lead	1,200	Jan 2010 – Jun 2010	US$2,000/t
Short call	Lead	1,200	Jan 2010 – Jun 2010	US$2,975/t
Long put	Zinc	3,150	Jul 2010 – Dec 2010	US$2,000/t
Short call	Zinc	3,150	Jul 2010 – Dec 2010	US$3,010/t
Long put	Lead	2,850	Jul 2010 – Dec 2010	US$2,000/t
Short call	Lead	2,850	Jul 2010 – Dec 2010	US$2,974/t

The estimated fair value of the outstanding liability in derivative contracts of $133 (2009: liability $3,055) was determined with reference to the published market prices for underlying commodities quoted at the London Metal Exchange.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

6.	Accounts Receivable and Prepaid Expenses

	December 31, 2010	December 31, 2009
Trade accounts receivable	$11,224	$7,154
Advances and other receivables	1,327	1,168
Prepaid expenses and deposits	903	313
	$13,454	$8,635

Accounts receivable and prepaid expenses include prepaid income tax of $nil (2009: $9), $39 (2009: $121) short term portion of the long term receivable, $57 (2009: $34) in guarantee deposits.  Trade accounts receivable includes receivables from the sale of concentrates of $11,224 (2009: $7,154) and are aged as follows:

	December 31, 2010	December 31, 2009
0-30 days	$9,754	$7,154
31-60 days	1,057	-
61-90 days	413	-
over 90 days	-	-
	$11,224	$7,154

The Company has no allowance for doubtful accounts (2009: $nil).

7.	Inventories

 Inventories consist of the following:

	December 31, 2010	December 31, 2009
Stockpile ore	$1,274	$204
Concentrate inventory	347	651
Materials and supplies	2,413	1,474
	$4,034	$2,329

The amount of inventory recognized as expenses during 2010 was $22,270 (2009: $17,755) and there has been no impairment during 2010 (2009: $nil).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

8.	Deposits on Long Term Assets

Deposits on long term assets consist of advance payments to construction contractors and equipment providers, and other receivables that are long term in nature and consist of the following:
	December 31, 2010	December 31, 2009
Deposits on equipment	$2,996	$-
Deposits to contractors	1,529	-
Other	8	16
	$4,533	$16

9.	Property, Plant and Equipment

Property, plant and equipment are comprised of the following:

	December 31, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$329	$-	$329	$316	$-	$316
Buildings	8,760	2,069	6,691	4,740	1,040	3,700
Machinery & equipment	11,451	4,027	7,424	10,152	3,023	7,129
Equipment under capital lease	4,174	1,281	2,893	3,249	568	2,681
Furniture & other equipment	4,174	836	3,338	1,627	438	1,189
Transport units	442	331	111	430	239	191
Work in progress	14,977	-	14,977	2,027	-	2,027
	$44,307	$8,544	$35,763	$22,541	$5,308	$17,233

Machinery & equipment includes costs of $682 (2009: $526) and accumulated depreciation of $201 (2009: $131) resulting from the estimate for the asset retirement obligation.

Work in progress includes construction costs of $1,029 (2009: $1,202) and $13,948 (2009: $825) related to the Caylloma, Peru and San Jose, Mexico properties, respectively.

The net carrying amount of $2,503 (2009: $2,503) related to an idle plant in Mexico, is not being amortized while the San Jose, Mexico property is under construction.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

10.	Mineral Properties

Mineral properties are located in Peru and Mexico and are comprised of the following:

		December 31, 2010				December 31, 2009
	Cost	Depletion	Write -off	Net Book Value	Cost	Depletion	Write-off	Net Book Value
Caylloma, Peru	$51,971	$16,079	$443	$35,449	$42,209	$11,685	$160	$30,364
San Jose, Mexico	55,525	-	-	55,525	44,745	-	1,091	43,654
Tlacolula, Mexico	76	-	-	76	-	-	-	-
Predilecta, Mexico	118	-	118	-	109	-	-	109
	$107,690	$16,079	$561	$91,050	$87,063	$11,685	$1,251	$74,127

a)	Caylloma Project, Peru

For the year ended December 31, 2010, additions to the Caylloma mineral property includes development and exploration costs of $9,564 (2009: $6,122).

During the year ended December 31, 2010, the Company wrote down exploration costs in the amount of $443 (2009: $160) as it was determined there are significant exploration risks and does not warrant drill testing of the property.

b)	San Jose Project, Mexico

For the year ended December 31, 2010, additions to the San Jose mineral property consist of development and exploration costs capitalized of $5,781 (2009: $5,742), general and administrative costs to develop the mine of $2,308 (2009: $1,425), and asset retirement obligation of $1,626 (2009: $nil).

Included in the additions for the San Jose property is $62 (2009: $66) relating to the accretion of the payable for the Monte Alban II concession.  This property was acquired for a total of $1,900 and consists of a payment of $1,100 made in May 2008 and a future payment of $800 to be made in May 2012 (Note 13. b)).  The present value of the $800 was $589 and this is being accreted monthly with the accretion amount being capitalized to the mineral property.

Also included in the additions for the San Jose mineral property is depreciation of equipment involved in construction work of $317 (2009: $220) and $1 (2009: $141) received as interest on VAT recovered.

c)	Tlacolula Project, Mexico

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

10.           Mineral Properties (continued)

c)	Tlacolula Project, Mexico (continued)

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $250 cash and $250 in common stock of the Company to Radius according to the following schedule:

➢	$20 cash and $20 cash equivalent in shares upon stock exchange approval;
➢	$30 cash and $30 cash equivalent in shares by the first year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the second year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the third year anniversary; and,
➢	$100 cash and $100 cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange.  The Company has issued 7,813 common shares of the Company, at a fair market value of $2.56 per share and paid $20 cash according to the terms of the option agreement.  Refer to Note 22.

d)	Predilecta, Mexico

During the first quarter of 2010, the Company sold its interest in the Predilecta mineral property, for cash consideration of $13 resulting in a loss of $100.

11.	Accounts Payable and Accrued Liabilities

	December 31, 2010	December 31, 2009
Trade accounts payable	$3,968	$2,577
Income taxes payable	4,192	2,949
Payroll and other payables	5,249	2,557
Restricted share unit payable	87	-
	$13,496	$8,083

Payroll and other payables includes $2,328 (2009: $1,084) attributable to workers’ participation under Peruvian law and $495 (2009: $nil) attributable to bonus accruals.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

12.	Related Party Transactions

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Years ended December 31,
Transactions with related parties	2010	2009
Consulting fees 1	$175	$145
Salaries and wages 2,3	174	122
Other general and administrative expenses 3	185	159
	$534	$426
1  Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2   Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2, 3   Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.  Refer to Notes 10. c) and 22.

Amounts due to/(from) related parties	December 31, 2010	December 31, 2009
Owing (from)/to a director and officer4	$(1)	$(1)
Owing to a company with common directors 3	$41	$50
	$40	$49
4 Owing from a director includes non-interest bearing advances to Jorge A. Ganoza Durant at December 31, 2010 and 2009 .

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties.  The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.	Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

	December 31, 2010	December 31, 2009
Obligations under capital Lease	$462	$810
Long term liability	705	644
Deferred share unit payable	1,955	-
Restricted share unit payable	44	-
	$3,166	$1,454

a)	Obligations under Capital Lease

The following is a schedule of the Company’s capital lease obligations.  These are related to the acquisition of mining equipment, vehicles, and buildings.

	Interest Rate	Maturity Date	December 31, 2010	December 31, 2009
Gross lease payments:
Scotia Bank Peru S.A.A.	8.66%	2010	-	104
Scotia Bank Peru S.A.A.	8.20%	2010	-	261
Scotia Bank Peru S.A.A.	8.49%	2010	-	60
Scotia Bank Peru S.A.A.	8.34%	2011	1	15
Scotia Bank Peru S.A.A.	8.49%	2011	31	107
Scotia Bank Peru S.A.A.	6.75%	2011	7	17
Scotia Bank Peru S.A.A.	6.75%	2011	9	22
Banco Internacional del Peru S.A.A.	4.00%	2011	93	205
Banco Internacional del Peru S.A.A.	9.12%	2011	89	185
Banco Internacional del Peru S.A.A.	9.75%	2012	58	101
Scotia Bank Peru S.A.A.	4.50%	2012	341	-
Banco Internacional del Peru S.A.A.	9.75%	2012	574	936
Scotia Bank Peru S.A.A.	4.50%	2012	360	-
Scotia Bank Peru S.A.A.	4.85%	2012	58	-
Gross lease payments			$1,622	$2,014
Less: interest			(77)	(165)
Total payment, net of interest			$1,545	$1,848
Less: current amount			(1,083)	(1,038)
			$462	$810

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.           Leases and Long Term Liabilities (continued)

b)	Long Term Liability

In May 2008, the Company acquired the Monte Alban II concession (10. b)) for which a payment of $800 is due May 2012.  This payment is non-interest bearing and all debt relating to the acquisition of the mineral resource property has been recognized as at December 31, 2010.

	December 31, 2010	December 31, 2009
Face value of long term liability	$644	$970
Less: adjustment to amortized cost	-	(225)
Opening fair value of liability measured at amortized cost	644	745
Cancellation of contract	-	(156)
Add: accretion to period end	61	55
Liability at period end	705	644
Less: current portion of long term liability	-	-
	$705	$644

Principal minimum repayment terms will be:

2011	$-
2012	800
$800

c)	Contingent Liabilities

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to an annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $293.  This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee expire 360 days from June 2010.

Interbank, a third party, has renewed the bank letter of guarantee in the amount of $2, in favor of the Peruvian Ministry of Energy and Mines, to allow a temporary concession to study electric power generation in the hydro electric power plant, to expire April 2011.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.           Leases and Long Term Liabilities (continued)

d)	Deferred Share Units Payable

The deferred share units are recorded on the balance sheet at fair value.  As at December 31, 2010, there are 409,097 (2009: nil) deferred share units outstanding with a mark-to-market value of $1,955 (2009: $nil).

e)	Restricted Share Units Payable

The restricted share units are recorded on the balance sheet at fair value. As at December 31, 2010, there are 219,114 (2009: nil) restricted share units outstanding with a mark-to-market value of $131 (2009: $nil) of which $87 is current (2009: $nil). Refer to Note 11.

14.	Asset Retirement Obligation

A summary of the Company’s provision for asset retirement obligation (“ARO”) is presented below.

	December 31, 2010	December 31, 2009
Asset retirement obligation - beginning of year	$2,529	$1,066
Additions to obligation	1,626	-
Revisions in estimates	584	1,286
Accretion expense, included in depreciation, depletion and accretion	185	150
Foreign exchange impact	-	27
Asset retirement obligation - end of year	$4,924	$2,529

For the Caylloma Mine, the accretion expense of $185 (2009: $150) was calculated over the year using a risk free interest rate of 4.87% (2009: 7.46%).  The Company had reviewed its reclamation obligations at the property in light of changing regulations and on the basis of further data in respect of the mine life and had made an increase to the estimated amount of the asset retirement obligation of $584 (2009: $1,286) with a foreign exchange impact of $ nil (2009: $27). As at December 31, 2010, the accrued obligation was estimated using an undiscounted cash flow of $3,587 (2009: $3,346), a risk free rate of 4.87% (2009: 7.46%), mine life of 8.17 years (2009: 9.67 years), and Nuevo Soles to United States dollars foreign exchange rate of 2.809 (2009: 3.011).  The accrued obligation at December 31, 2010 is $3,298.  Refer to Note 13 c).

For the San Jose mine development, the Company estimated the ARO using a undiscounted cash flow of $2,540 (2009: $nil), a risk free rate interest rate of 4.945% (2009: nil), a mine life of 9 years, and Mexican Pesos to United States dollars foreign exchange rate of 12.610 (2009: nil).  Accretion expense over the year is $nil (2009: $nil) and the accrued obligation at December 31, 2010 is $1,626 (2009: $nil).

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s asset retirement obligation relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.           Asset Retirement Obligation (continued)

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral property, plant and equipment balance.

15.	Income Tax

a)
Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 29% (2009 - 30%) to income before income taxes and non-controlling interest.  The reasons for the differences are as follows:

	December 31, 2010	December 31, 2009
Income before income taxes and non-controlling interest	$26,975	$6,312
Statutory income tax rate	29%	30%
Expected income tax	$7,688	$1,894
Items (deductible) non-deductible for income tax purposes	(488)	948
Difference between Canadian and foreign tax rates	2,535	1,130
Change in income tax rates	431	346
Change in exchange rates	24	818
Change in valuation allowance	3,830	733
Total income taxes	$14,020	$5,869
Represented by:
Current income tax	$10,940	$5,075
Future income tax	3,080	794
	$14,020	$5,869

Current income taxes payable of $4,192 (2009: $2,949) is included within accounts payable and accrued liabilities in Note 11.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

15.           Income Tax (continued)

b)	The tax effects items that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2010 and 2009 are presented below:

	December 31,	December 31,
	2010	2009
Future income tax assets:
Non-capital losses	$10,500	$5,416
Share issue costs	1,037	275
Asset retirement obligation and other	2,185	207
Financial derivatives	48	1,125
Mineral properties and property, plant and
equipment	1,012	927
Total future income tax assets	14,782	7,950
Valuation allowance	(10,553)	(6,599)
Net future income tax assets	4,229	1,351
Future income tax liabilities:
Mineral properties – Peru	$(13,360)	$(10,366)
Mineral properties – Mexico	(5,024)	(1,958)
Equipment	(178)	-
Total future income tax liabilities	$(18,562)	$(12,324)
Net future income tax liabilities	$(14,333)	$(10,973)

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

15.           Income Tax (continued)

c)	The Company has non-capital loss carry-forwards that will expire if unused of $40,248 that may be available for tax purposes. The loss carry-forwards expire as follows:

	Canada	Peru	Mexico
Non-capital losses, expiring as follows:
2013	$380	$-	$-
2014	1,129	-	-
2016	915	-	41
2017	-	-	3,371
2025	2,139	-	1,999
2026	2,342	-	-
2027	3,850	-	-
2028	1,597	-	-
2029	4,674	-	3,702
2030	9,876	-	3,876
No expiry	-	357	-
	$26,902	$357	$12,989

A full valuation allowance has been recorded against the potential future income tax assets associated with the Canadian loss carry-forwards as their utilization is not considered more likely than not at this time.

16.	Share Capital

a)	Authorized: Unlimited common shares without par value

On June 17, 2009, an aggregate of 36 common shares resulting from rounding of previous capital consolidations were returned to treasury to reduce the accumulated fractional shares held in the Company’s trustee account.

During the year ended December 31, 2010, the Company issued an aggregate of 26,507,500 common shares, under two bought deal financings, for gross proceeds of $78,528.  Net proceeds of $73,919 after share issuance costs of $4,609 were raised from the bought deal financings comprised of: 15,007,500 common shares at CAD$2.30 per share, for net proceeds of $31,135; and 11,500,000 common shares at CAD$4.00 per share, for net proceeds of $42,784.

Subsequent to December 31, 2010 to March 23, 2011, the Company issued 6,756 common shares, at a fair market value of CAD$4.41 per share, to Radius (refer to Notes 10.c) and 22) and 245,000 share purchase options were exercised at prices ranging from CAD$0.83 to CAD$2.22 per share, resulting in issued and outstanding shares of 122,749,221.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

b)	Stock Options

The Company’s stock option plan, approved by the shareholders on August 30, 2006 and accepted by the TSX Venture Exchange on October 16, 2006 provides a rolling maximum of the issuance of common treasury shares equal to up to ten percent of the issued and outstanding common shares with no vesting provisions.  The exercise price of the optioned shares are no less than the market price, with the length of the grant expiring up to ten years from grant.

The following is a summary of option transactions:

	Number of Shares	Weighted Average Exercise Price Per Share in CAD$
Balance, December 31, 2008	7,734,000	$1.87
Granted	2,915,000	1.56
Exercised	(389,000)	0.81
Expired	(970,000)	2.35
Forfeited	(1,075,000)	3.22
Balance, December 31, 2009	8,215,000	$1.50
Exercised	(999,500)	1.03
Cancelled	(2,665,000)	1.62
Balance, December 31, 2010	4,550,500	$1.51

During the period, 999,500 share purchase options with exercise prices ranging from CAD$0.80 to CAD$2.29 per share were exercised.

During the period, 2,665,000 share purchase options with exercise prices ranging from CAD$1.60 to CAD$2.23 were cancelled as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

b)       Stock options (continued)

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2010:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Vested share purchase options (in 000's)	Weighted average exercise price on vested share purchase options CAD$
$0.80 to $0.99	1,621	7.7	$0.85	1,621	$0.85
$1.00 to $1.99	1,800	5.5	1.61	1,800	1.61
$2.00 to $2.75	1,130	6.1	2.30	1,130	2.30
$0.80 to $2.75	4,551	6.4	$1.51	4,551	$1.51

The weighted average remaining life of vested share purchase options at December 31, 2010 was 6.4 years (2009: 8.3 years).

As at December 31, 2010, 4,550,500 share purchase options have vested.

Subsequent to December 31, 2010 to March 23, 2011, 245,000 share purchase options were exercised at prices ranging from CAD$0.83 to CAD$2.22 per share.

c)	Stock-based Compensation

i.	Stock Option Plan

The Company uses the fair value based method of accounting for share options granted to consultants, directors, officers, and employees.  The non-cash compensation recovery of $2,440 recognized for the year ended December 31, 2010 is associated with the 2,665,000 share purchase options granted in the fourth quarter of 2009 and cancelled as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010.

The non-cash compensation charge of $2,707 recognized for the year ended December 31, 2009 is associated with options granted to a directors, officers, and employees.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

c)      Stock-based compensation (continued)

i.      Stock option plan (continued)

	Years ended December 31,
	2010	2009
Risk-free interest rate	n/a	2.42% to 3.45%
Expected stock price volatility	n/a	70% to 78%
Expected term in years	n/a	5 to 10 years
Expected dividend yield	n/a	0%

The weighted average grant date fair value of options granted during the year ended December 31, 2010 was CAD$nil (2009 - CAD$0.91).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ii.	Deferred Share Units Cost

During the year, the Company implemented a deferred share unit plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account. As at December 31, 2010, there are 409,097 (2009: nil) deferred share units outstanding with a mark-to-market cost of $1,897 (2009: $nil).

iii.	Restricted Share Units Cost

During the year, the Company implemented a restricted share unit plan for certain employees or officers.  The RSUs entitle employees or officers to a cash payment after the end of each performance period, of up to two years, following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSUs held by the employee.

As at December 31, 2010, there are 219,114 (2009: nil) restricted share units outstanding with a mark-to-market cost of $127 (2009: $nil).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

d)	Reserves

During the year, the Board of Directors of Bateas has appropriated reserves of $975 (2009: $1,130) from its retained earnings representing ten percent of the net income earned in the calendar years 2009 (2009: 2006, 2007, and 2008).  The reserve is required under the Republic of Peru’s General Corporate Law (Ley General de Sociedades) article 229, whereas a legal reserve equivalent to a minimum of ten percent of the distributable value of each financial year, net of income taxes until the reserve reaches an amount equal to one fifth of its capital (capital defined as share capital and retained earnings) must be established.  The excess over this limit is not a legal reserve.  Dividends can only be paid on profits free of reserves.

e)	Weighted average number of common shares and dilutive common share equivalents

	December 31, 2010	December 31, 2009
Weighted average number of commons shares	108,120	91,803
Weighted average number of dilutive stock options	2,445	-
	110,565	91,803

17.	Segmented Information

a)      Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

17.           Segmented Information (continued)

b)      Geographic Information

The following is the summary of operations and summary of certain assets on a geographical basis.

	Canada	Peru	Mexico	Other	Total
Year ended December 31, 2010
Sales	$-	$74,056	$-	$-	$74,056
Operating income (loss)	$(5,807)	$35,962	$-	$(44)	$30,111
Year ended December 31, 2009
Sales	$-	$51,428	$-	$-	$51,428
Operating income (loss)	$(5,612)	$20,992	$(921)	$(76)	$14,383

As at December 31, 2010
Mineral Properties	$-	$35,449	$55,601	$-	$91,050
Property, plant and equipment	$6	$14,953	$20,804	$-	$35,763
Total assets	$81,439	$77,760	$83,973	$11	$243,183
As at December 31, 2009
Mineral Properties	$-	$30,364	$43,763	$-	$74,127
Property, plant and equipment	$11	$12,298	$4,922	$2	$17,233
Total assets	$25,120	$67,978	$46,614	$26	$139,738

c)	Major Customers

For the year ended December 31, 2010, there were two customers accounting for 64% and 36%, respectively, of the total sales of the Company.

For the year ended December 31, 2009, there was one customer accounting for 94% of total sales of the Company.

18.	Commitments and Contingencies

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 2,800 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.           Commitments and Contingencies (continued)

The Company acts as guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at December 31, 2010, these obligations amounted to $711 with $231 and $480 maturing in 2011 and 2012, respectively.

a)	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements.  As of December 31, 2010, $4,924 (2009: $2,529) was accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”.. See Note 14.

b)	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.

The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

c)	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title.  Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.           Commitments and Contingencies (continued)

d)	Credit Facility

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012.  The credit facility is secured by a first ranking lien on Bateas and its assets. The interest margin on drawings under the facility ranges from 4% to 4.5% depending on the leverage ratio.  A stand-by fee between 1.25% and 1.5% depending on the leverage ratio is to be paid on the undrawn amounts under the facility.  No funds were drawn from this credit facility during the year.

19.	Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of shareholders’ equity and bank loan, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at December 31, 2010, are sufficient for its present needs for the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

20.	Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)	Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of Financial Risk (continued)

a)	Fair Value of Financial Instruments (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

●	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
●
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

	Financial assets (liabilities) at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$70,298	$-	$-	$70,298
Short term investments	20,509	-	-	20,509
Accounts receivable	-	12,551	-	12,551
Derivatives	-	(133)	-	(133)
	$90,807	$12,418	$-	$103,225
There were no changes in the levels during the year ended December 31, 2010.

	Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$30,763	$-	$-	$30,763
Short term investments	6,034	-	-	6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
	$36,797	$5,267	$-	$42,064

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of Financial Risk (continued)

a)	Fair Value of Financial Instruments (continued)

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the year ended December 31, 2010, there have been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

b)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of Financial Risk (continued)

b)      Currency Risk (continued)

	December 31, 2010				December 31, 2009
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$54,782	S/.	741	$2,201	$21,283 .	S/.	302	$1,283
Short term investments	20,514		-	-	560		-	-
Accounts receivable	71		1,304	42,452	5		880	6,565
Long term investment and receivable	-		-	24,209	-		-	-
Accounts payable and accrued liabilities	(625)		(27,268)	(6,390)	(194)		(17,150)	(623)
Long term liability	(1,999)		-	-	-		-	-
Asset retirement obligation	-		(9,169)	(19,959)	-		(8,835)	-

Based on the above net exposure as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:

Impact to other comprehensive income	$8,081
Impact to net income (loss)		$(1,360)	$382

c)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at December 31, 2010, the Company has a Mexican value added tax of $3,336 and Peruvian value added tax of $136.  The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of Financial Risk (continued)

d)	Liquidity Risk (continued)

	Expected payments due by period as at December 31, 2010
	Less than 1 year	1 - 3 years	4 - 5 years		After 5 years	Total
Accounts payable and accrued liabilities	$13,496	$-		$-	$-	$13,496
Due to related parties, net	40	-		-	-	40
Derivatives	133	-		-	-	133
Long term liability	1,083	3,243		-	-	4,326
Total 1	$14,752	$3,243	$		$-	$17,995

1 Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $4,924 associated with mine closure, land reclamation, and other environmental matters.

e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

f)	Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

21.	Supplemental Cash Flow Information

		Years ended December 31,
	Notes	2010	2009
Cash received or paid for interest and income taxes:
Cash received for interest		$335	$210
Cash paid for income taxes		$4,346	$596
Non-cash Transactions:
Issuance of shares on purchase of resource property	10 c)	$20	$5,194
Reassessment of asset retirement obligation	14)	$2,210	$1,286
Cancellation of Minera Condor liability	13 b)	$-	$156
Equipment purchased through capital lease		$925	$1,425
Fair value of options exercised		$759	$246
Disposal of investment in subsidiary		$119	$-

22.	Subsequent Event up to March 23, 2011

On January 14, 2011, the Company issued 6,756 common shares of the Company to Radius, at a fair market value of $4.44 per share and paid $30 cash according to the terms of the option agreement referenced in Note 10.c).